EXHIBIT 2.1



                               PURCHASE AGREEMENT


     THIS PURCHASE AGREEMENT (this "Agreement") is made as of June 9, 2004, by and between IPVoice Communications, Inc., a Nevada corporation ("Purchaser") and the stockholder of NETSCO Inc., a North Carolina corporation, listed on the signature page hereto (the "Stockholder").

                                    RECITALS

     WHEREAS, the Stockholder own all of the issued and outstanding stock (the "Purchased Stock") of NETSCO Inc., as set forth for distribution on Exhibit A hereto.

     WHEREAS, the Stockholders desire to sell and the Purchaser desires to purchase the Purchased Stock on the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in reliance upon the representations, warranties and agreements made herein and in consideration of the premises herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

                              I. PURCHASE AND SALE

     1.1. PURCHASE AND SALE. On the terms and subject to the conditions set forth herein, at the Closing (as hereinafter defined), Stockholders will sell and deliver the Purchased Stock to Purchaser, free and clear of all security interests, liens, adverse claims, encumbrances, equities, proxies, options or other agreement, instrument, arrangement, contract, obligation, commitment or understanding of any character, whether written or oral, express or implied, relating to the sale, assignment, encumbrance, conveyance, transfer of the Purchased Stock (collectively, "Liens").

     1.2. PURCHASE PRICE. Subject to adjustment pursuant to Section 1.3 hereof, the purchase price (the "Purchase Price") for the Purchased Stock is U.S. $3,000,000 (Three Million Dollars), which shall be paid in the form of 3000 shares of Series F Convertible Preferred Stock, $1,000 per share value of the Purchaser (the "Preferred Stock"). The Purchase Price shall be paid at the Closing by issuing to each Stockholder (and delivering to the Stockholders' Representative) that number of shares of Preferred Stock, calculated to two decimal places, equal to 3000 multiplied by such Stockholder's Overall Ownership Percentage set forth opposite such Stockholder's name on Exhibit A.

     Buyer will pay to Seller IPVoice Communications Inc. Preferred Stock Certificates totaling U.S. $3,000,000 (Three Million Dollars). The underlying Common Stock will not have registration rights. The sellers individually will be restricted from converting into any amount of Common Stock that would represent more than 4.9 % ownership of IPVoice Communications Inc. All share conversions described in this agreement shall maintain the same dollar value equivalency of the shares after conversion.

          1.3. PURCHASE PRICE ADJUSTMENT.

          (a) The original U.S. $3,000,000 (Three Million Dollars) sales price will be reviewed on the one year anniversary date of the sale. If the one year NETSCO Gross Revenues are greater than U.S. $1,000,000 (One Million Dollars), then the original sales price will be adjusted upward to an amount equal to the percent increase in Gross Revenues (provided all cash from sales is received within 180 days of the sale and Net

     Profits are break even or better) not to exceed an upward adjustment of 30% (thirty percent) or U.S. $3,900,000 (Three Million Nine Hundred Thousand Dollars). Likewise, in the event one year Gross Revenues are less than U.S. $1,000,000 (One Million Dollars), then the sales price will be adjusted downward to an amount equal to the percent decrease in Gross Revenues not to exceed a downward adjustment of 30% (thirty percent) or U.S. $2,100,000 (Two Million One Hundred Thousand Dollars).

          (b) Purchaser and the Stockholders shall attempt in good faith to resolve any disagreements raised by the Stockholders with respect to the Revenue Statement. If, at the end of such period, Purchaser and the Stockholders do not resolve such disagreements, either Purchaser or the Stockholders may submit the matter to a mutually acceptable independent accounting firm to review the Revenue Statement and resolve any remaining disagreements regarding the calculation of the First-year Revenue. In the event Purchaser and the Stockholders cannot agree upon an accounting firm, they shall choose an accounting firm by lot from a reasonable selected group of accounting firms having no material relationship to Purchaser, the Stockholders, Seller and their respective affiliates and having offices in locations suitable to conduct such review (the "Accounting Firm"). The determination by the Accounting Firm shall be final, binding and conclusive on the parties, and judgment may be entered thereon in a court of competent jurisdiction. The fees and expenses of the Accounting Firm shall be divided equally among the Stockholders and Purchaser.

          (c) To recognize NETSCO revenues for evaluation purpose, NETSCO financials and balance sheets during the first year (or twelve months following this IPVoice transaction) will be maintained separately even after other possible future mergers and/or acquisitions) . In the event that the First-year Revenue is greater than U.S. $1,000,000 (One Million Dollars) then the Purchase Price shall be increased to U.S. $ 3,900,000 (Three Million Nine Hundred Thousand Dollars) and the Purchaser shall issue a number of shares of Preferred Stock equal to increased revenue percentage multiplied by $3,000,000 (Three Million Dollars) and multiplied by such Stockholder's Overall Ownership Percentage. Purchaser shall promptly deliver certificates representing such shares to the Stockholders' Representative. For example: in the event that the First-year NETSCO revenue is $1,100,000 the revenue increase is equal to ten percent (10%) and the Purchaser shall issue $300,000 ($3,000,000 times 0.10) additional shares and shall promptly deliver the certificates to the Stockholders according to their overall ownership percentage listed in Exhibit A.

          (d) In the event that the First-year Revenue is less than U.S. $1,000,000 (One Million Dollars), then the Purchase Price shall be reduced to U.S. $2,100,000 (Two Million One Hundred Dollars) and each Stockholder shall return to Purchaser a number of shares of Preferred Stock equal to the decreased revenue percentage multiplied by $3,000,000 (Three Million Dollars) and multiplied by such Stockholder's Overall Ownership Percentage. The Stockholders will deliver certificate(s) representing such







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     shares  (or shares of Common  Stock  issued  upon  conversion  thereof)  to
     Purchaser, and, in the event that such certificate(s) represents more than the number of shares required to be returned, Purchaser will issue new certificate(s) for the difference. In the event that a Stockholder does not so return such certificate(s), Purchaser shall nevertheless be entitled to cancel such shares on its stock ledger and regard such shares as cancelled for all purposes. For example: in the event that the First-year NETSCO revenue is $900,000 the revenue decrease is equal to ten percent (10%) and each Stockholder shall return to Purchaser a number of shares of Preferred Stock equal to $300,000 ($3,000,000 times 0.10) multiplied by such Stockholder's overall ownership percentage listed in Exhibit A.


                                   II. CLOSING

     2.1. CLOSING. The closing of the purchase and sale of the Stock II. CLOSING ("Closing"), will take place on or about August 2, 2004 (the "Closing Date") at the offices of Gardner Carton & Douglas LLP, 191 N. Wacker Drive, Suite 3700, Chicago, Illinois or at such other time and place mutually agreed to by the parties.

     2.2. PURCHASER CLOSING DELIVERIES. At the Closing,  Purchaser shall deliver
(i) to the Stockholders, certificates representing the Preferred Stock, which shall be deemed to have been fully paid for at the Closing, (ii) a pledge agreement, substantially in the form attached hereto as Exhibit B, securing the guaranty set forth in Section 6.5, (iii) to Mr. Tolga Erkmen, an employment agreement, duly executed by Purchaser and Digital Computer Integration
Corporation (DCI), pursuant to which Mr. Tolga Erkmen will provide certain services to Purchaser (the "Tolga Erkmen Employment Agreement" attached hereto as Exhibit C), (iv) to Mr. Cem Gokay, a consulting agreement, duly executed by Purchaser and Digital Computer Integration Corporation (DCI), pursuant to which Mr. Gokay will provide certain consulting services to Purchaser (the " Cem Gokay Consulting Agreement" attached hereto as Exhibit D), (v) Signed Purchaser document with assumption of NETSCO long term and short term debt (removing Tolga Erkmen's personal guaranties) and funding next twelve (12) month NETSCO operations (attached hereto as Exhibit F), and (vi) such other documents or instruments as NETSCO may reasonably request in connection with the consummation of the transactions contemplated by this Agreement.

     2.3. STOCKHOLDER CLOSING DELIVERIES. At the Closing, the Stockholders shall deliver to Purchaser (i) stock certificates evidencing the Purchased Stock, endorsed in blank or accompanied by duly executed stock powers; (ii) the Tolga Erkmen Employment Agreement, duly executed by Mr. Erkmen, (iii) the Cem Gokay Consulting Agreement, duly executed by Mr. Gokay, (iv) a general release and waiver for the benefit of NETSCO executed by each Stockholder, substantially in the form attached hereto as Exhibit E, (v) NETSCO signed most current balance sheet next twelve month NETSCO operations funding requirements document (attached hereto as Exhibit F) and (vi) such other documents or instruments as Purchaser or Seller may reasonably request in connection with the consummation of the transactions contemplated by this Agreement.








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             III. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

     The Stockholders, jointly and severally, hereby represent and warrant to Purchaser that, III. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS to the best of their knowledge, without any independent inquiry:

     3.1. ORGANIZATION AND GOOD STANDING; QUALIFICATION. NETSCO is a corporation duly organized and validly existing under the laws of North Carolina, with all requisite corporate power and authority to carry on the business in which it is engaged, to own the properties it owns, to execute and deliver this Agreement and to consummate the transactions contemplated hereby and is duly qualified and licensed to do business and is in good standing in all jurisdictions where the nature of its business makes such qualification necessary, except, in each case, where the failure to have such power and authority or to be so qualified or licensed would not, when taken together with all other such failures, reasonably be expected to have material adverse effect on the condition (financial or otherwise), operations, assets, liabilities, business or prospects of NETSCO (a "Material Adverse Effect"). NETSCO does not have any assets, employees or offices in any jurisdiction other than North Carolina.

     3.2. CAPITALIZATION OF NETSCO. The authorized capital stock of NETSCO consists of Ten Million Shares Authorized (10,000,000), of which One Hundred Shares (100) are issued and outstanding and no shares of such capital stock are held in the treasury of NETSCO. All of the issued and outstanding shares of capital stock of NETSCO are duly authorized, validly issued, fully paid and non assessable. There exist no options, warrants, subscriptions or other rights to purchase, or securities convertible into or exchangeable for, the capital stock of NETSCO. Except as set forth herein, neither Stockholder nor NETSCO is party to or bound by, nor do they have any knowledge of, any agreement, instrument, arrangement, contract, obligation, commitment or understanding of any character, whether written or oral, express or implied, relating to the sale, assignment, encumbrance, conveyance, transfer or delivery of any capital stock of NETSCO. No shares of capital stock of NETSCO have been issued or disposed of in violation of the preemptive rights of any of NETSCO shareholders. All accrued dividends on the capital stock of NETSCO, whether or not declared, have been paid in full.

     3.3. SUBSIDIARIES. NETSCO does not own, directly or indirectly, any of the capital stock of any other corporation or any equity, profit sharing, participation or other interest in any corporation, partnership, joint venture or other entity.

     3.4. NO VIOLATION. Neither the execution, delivery or performance of this Agreement or the other agreements contemplated hereby nor the consummation of the transactions contemplated hereby or thereby will (a) conflict with, or result in a violation or breach of the terms, conditions or provisions of, or constitute a default under, the Articles of Incorporation or Bylaws (or foreign equivalent) of any Stockholder or NETSCO or any agreement, indenture or other instrument under which NETSCO or any Stockholder is bound or to which the Purchased Stock or any of the assets of NETSCO are subject, or result in the creation or imposition of any security interest, lien, charge or encumbrance upon the






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Purchased Stock or any of the assets of NETSCO,  or (b) violate or conflict with any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body having jurisdiction over NETSCO, or the Purchased Stock.

     3.5. CONSENTS. No consent, authorization, approval, permit or license of, or filing with, any governmental or public body or authority, any lender or lessor or any other person or entity is required to authorize, or is required in connection with, the execution, delivery and performance of this Agreement or the agreements contemplated hereby on the part of NETSCO or any Stockholder.

     3.6. FINANCIAL STATEMENTS. NETSCO has furnished to Purchaser the consolidated balance sheet and related consolidated statements of income, retained earnings and cash flows for the Thirty Six-month periods ended December 31, 2001, 2002 and 2003, including the notes thereto (collectively, the "Financial Statements"). The Financial Statements are in accordance with the books and records of NETSCO, fairly present the financial condition and results of operations of NETSCO as of the dates and for the periods indicated and have been prepared in conformity with applicable accounting standards applied on a consistent basis with prior periods.

     3.7. LIABILITIES AND OBLIGATIONS. The Financial Statements reflect all liabilities of NETSCO, accrued, contingent or otherwise arising out of transactions effected or events occurring on or prior to the date hereof. Additionally, Exhibit F defines next twelve (12) month NETSCO cash requirements and most current NETSCO balance sheet including long and short term debt. Except as set forth in the Financial Statements, NETSCO is not liable upon or with respect to, or obligated in any other way to provide funds in respect of or to guarantee or assume in any manner, any debt, obligation or dividend of any person, corporation, association, partnership, joint venture, trust or other entity, and NETSCO knows of no basis for the assertion of any other claims or liabilities of any nature or in any amount.

     3.8. EMPLOYEE MATTERS. Exhibit H contains a complete and accurate list of the names, titles and cash compensation, including without limitation wages, salaries, bonuses (discretionary and formula) and other cash compensation of all employees of NETSCO. In addition, Exhibit H contains a complete and accurate description of: (i) all increases in compensation of employees of NETSCO during the current and immediately preceding fiscal years of NETSCO; and (ii) any promised increases in compensation of employees of NETSCO that have not yet been effected.

     3.9. ABSENCE OF CERTAIN CHANGES. Except as set forth on Exhibit H, since December 31, 2003, NETSCO has not: (a) suffered any material adverse change in its condition (financial or otherwise), operations, assets, liabilities, business or prospects; (b) contracted for the purchase of any capital assets having a cost in excess of $50,000 or paid any capital expenditures in excess of $50,000; (c) incurred any indebtedness for borrowed money or issued or sold any debt securities; (d) incurred or discharged any liabilities or obligations except in the ordinary course of business; (e) paid any amount on any indebtedness prior to the due date, or forgiven or cancelled any debts or claims; (f)






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mortgaged,  pledged or subjected to any security interest,  lien, lease or other charge or encumbrance any of its properties or assets; (g) suffered any damage or destruction to or loss of any assets (whether or not covered by insurance) that has materially and adversely affected, or could materially and adversely affect, its business; (h) acquired or disposed of any assets except in the ordinary course of business; (i) written up or written down the carrying value of any of its assets; (j) changed the costing system or depreciation methods of accounting for its assets; (k) lost or terminated any employee, customer or supplier, the loss or termination of which has materially and adversely affected, or could materially and adversely affect, its business or assets; (l) increased the compensation of any director or officer; (m) increased the compensation of any employee except in the ordinary course of business; or (n) entered into any other commitment or transaction or experienced any other event that is material to this Agreement or to any of the other agreements and documents executed or to be executed pursuant to this Agreement or to the transactions contemplated hereby or thereby, or that has had or could reasonably be expected to have a Material Adverse Effect.

     3.10. TITLE; LEASED ASSETS. NETSCO does not own any real property. NETSCO has good, valid and marketable title to all tangible and intangible personal property owned by it (collectively, the Personal Property"). The Personal Property and the leased personal property referred to in Exhibit I constitute the only personal property used in the conduct of the business of NETSCO. A list of all leases of real and personal property to which NETSCO is a party, either as lessor or lessee, are set forth in Exhibit I. All such leases are valid and enforceable in accordance with their respective terms except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies.

     3.11. COMMITMENTS. Exhibit J (which shall be provided within sixty (60) days after the execution of the Purchase Agreement) contains a list of all material contracts, agreements and understandings, oral or written, to which NETSCO is a party (the "Commitments"). There are no existing defaults, events of default or events, occurrences, acts or omissions that, with the giving of notice or lapse of time or both, would constitute defaults by NETSCO, and no penalties have been incurred nor are amendments pending. The Commitments are in full force and effect and are valid and enforceable obligations of the parties thereto in accordance with their respective terms, and no defenses, offsets or counterclaims have been asserted or, to the best knowledge of NETSCO, may be made by any party thereto, nor has NETSCO waived any rights there under. NETSCO has not received notice of any default with respect to any Commitment. Except as contemplated hereby, NETSCO has received no notice of any plan or intention of any other party to any Commitment to exercise any right to cancel or terminate any Commitment or agreement, and NETSCO knows of no fact that would justify the exercise of such a right. NETSCO does not currently contemplate, or have reason to believe any other person or entity currently contemplates, any amendment or change to any Commitment. None of the customers or suppliers of NETSCO has refused, or communicated that it will or may refuse, to purchase or supply goods or services, as the case may be, or has communicated that it will or may






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substantially  reduce  the  amounts of goods or  services  that it is willing to purchase from, or sell to, NETSCO.

     3.12. INSURANCE. NETSCO carries property, liability, workers' compensation and such other types of insurance as is customary in the industry of the insured. A list and brief description of all insurance policies of NETSCO are set forth in Exhibit K. Such insurance shall be outstanding and duly in force without interruption up to and including the Closing Date.

     3.13. PATENTS, TRADEMARKS, SERVICE MARKS AND COPYRIGHTS. NETSCO has no knowledge of any claim that, or inquiry as to whether, any product, activity or operation of NETSCO infringes upon or involves, or has resulted in the infringement of, any proprietary right of any other person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened that challenge the rights of NETSCO with respect thereto.

     3.14. TRADE SECRETS AND CUSTOMER LISTS. IPVOICE and NETSCO have the right to use, free and clear of any claims or rights of others, all trade secrets, customer lists and proprietary information required for the marketing of all merchandise and services formerly or presently sold or marketed by NETSCO. However, NETSCO may be restricted by certain NETSCO customers or NETSCO partners such as Sun Micro Systems to use their name for Purchasers marketing purposes unless cleared by the customer in writing. NETSCO is not using or in any way making use of any confidential information or trade secrets of any third party, including without limitation any past or present employee of NETSCO.

     3.15. TAXES. Except as set forth in Exhibit L, NETSCO has paid or accrued all taxes, penalties and interest that have become due with respect to any returns that it has filed and any assessments of which it is aware. NETSCO is not delinquent in the payment of any tax, assessment or governmental charge. No tax deficiency or delinquency has been asserted against NETSCO. There is no unpaid assessment, proposal for additional taxes, deficiency or delinquency in the payment of any of the taxes of NETSCO that could be asserted by any taxing authority. There is no taxing authority audit of NETSCO pending, or, to the knowledge of NETSCO, threatened. NETSCO has not violated any federal, state, local or foreign tax law. NETSCO has not granted an extension to any taxing authority of the limitation period during which any tax liability may be assessed or collected. All monies required to be withheld by NETSCO and paid to governmental agencies for all income, social security, and unemployment insurance. Sales excise, use and other taxes have been: (a) collected or withheld and either paid to the respective governmental agencies or set aside in accounts for such purpose; or (b) properly reflected in the Financial Statements.

     3.16. COMPLIANCE WITH LAWS. NETSCO has complied with all laws, regulations and licensing requirements and has filed with the proper authorities all necessary statements and reports. There are no existing violations by NETSCO of any federal, state or local law or regulation that could affect the property or business of NETSCO. NETSCO






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possesses  all  necessary   licenses,   franchises,   permits  and  governmental
authorizations to conduct its business as now conducted.

     3.17. FINDER'S FEE. Neither NETSCO nor any Stockholder has incurred any obligation for any finder's, brokers or agent's fee in connection with the transactions contemplated herein.

     3.18. LITIGATION. Except as set forth on Exhibit M, there are no material legal actions or administrative proceedings or investigations instituted, or to the best knowledge of NETSCO threatened, against or affecting, or that could affect, NETSCO, any of the Shares, or the business of NETSCO. Neither NETSCO nor any Stockholder is: (i) subject to any continuing court or administrative order, writ, injunction or decree applicable specifically to NETSCO or to its business, assets, operations or employees; or (ii) in default with respect to any such order, writ, injunction or decree. NETSCO knows of no basis for any such action, proceeding or investigation.

     3.19. ACCURACY OF INFORMATION FURNISHED. All information furnished to Purchaser by NETSCO hereby or in connection with the transactions contemplated hereby is true, correct and complete in all material respects.

     3.20. CORPORATE NAME. There are no actions, suits or proceedings pending, or to the best knowledge of NETSCO threatened, against or affecting NETSCO that could result in any impairment of the right of IPVOICE or NETSCO to use the name "NETSCO". The use of the name "NETSCO" does not infringe the rights of any third party nor is it confusingly similar with the corporate name of any third party. In the event Purchaser develop an opportunity to sell Netsco name, Tolga Erkmen will have automatic first right of refusal. If Purchases decides to retire the name or the name is inactive more than six (6) months, all rights to name reverts back to Tolga Erkmen. In the event the name is sold to any other party other than Tolga Erkmen, Purchase will pay Tolga Erkmen 25% commission on the sale price.

     3.21. ACCOUNTS RECEIVABLE. All accounts receivable of have arisen from bona fide transactions in the ordinary course of business and are valid and enforceable claims subject to no right of set-off or counterclaim.

     3.22. PRODUCT WARRANTIES. There is no claim against or liability of NETSCO on account of product warranties or with respect to the manufacture, sale or rental of defective products.

     3.23. BANKING RELATIONS. Set forth in Exhibit N is a complete and accurate list of all arrangements that NETSCO has with any bank or other financial institution, indicating with respect to each relationship the type of arrangement maintained (such as checking account, borrowing arrangements, safe deposit box, etc.) and the person or persons authorized in respect thereof.








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             IV. REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER

     Each Stockholder, severally, hereby represents and warrants to Purchaser that:

     4.1. INVESTMENT INTENT. Such Stockholder is acquiring the Preferred Stock for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution thereof, nor with any present intention of selling or otherwise disposing of the same except as noted in Exhibit G.

     4.2. SECURITIES ACT APPLICATIONS. Such Stockholder is a sophisticated investor, understands the risks and illiquidity of owning the Preferred Stock and that the sale of the Preferred Stock has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), but is being sold pursuant to an exemption under Section 4(2) of the Securities Act. Such
Stockholder is aware that the Preferred Stock may not be resold without registration under the Securities Act or some other exemption there from and the certificate(s) representing such shares of Preferred Stock (containing the customary restrictive legends) but convertible to the Common Stock where for this agreement the terms and scheduling conversion are described in Exhibit G of this agreement.

     4.3. PLACE OF BUSINESS. Such Stockholder resides in the jurisdiction listed opposite such Stockholder's name on Exhibit A.

     4.4. AUTHORIZATION. Such Stockholder has the requisite power and authority to execute, deliver and perform its obligations under this Agreement and each of the other agreements required to be delivered by such Stockholder hereunder. This Agreement and each of the other agreements required to be delivered by such Stockholder have been duly and validly executed and delivered by such Stockholder and constitute the valid and binding obligations of such Stockholder enforceable against such Stockholder in accordance with their terms, except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws in effect relating to creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any procedure may be brought (whether at law or in equity). Such Stockholder has obtained all consents, authorizations and approvals of, and has made or will timely make all declarations and filings with, all judicial authorities and federal and state governmental authorities required on the part of such Stockholder in connection with the consummation of the transactions contemplated by this Agreement and each of the other agreements required to be delivered by such Stockholder hereunder.

     4.5. TITLE. Such Stockholder owns, beneficiary and of record, good and marketable title to the shares of NETSCO Stock set forth opposite its name on Exhibit A,









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



free and clear of all Liens. At the Closing, such Stockholder will convey to Purchaser good and marketable title to such shares of NETSCO Stock, free and clear of any Liens.

     4.6. COMMISSIONS AND FEES. Such Stockholder (either alone or together with others) has not retained, and does not owe any fees to, any finder, broker, agent, financial advisor or other intermediary in connection with the transactions contemplated by this Agreement.

                 V. REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser   represents   and  warrants  to  the   Stockholders   that:

     5.1. EXISTENCE; GOOD STANDING. Purchaser is duly incorporated, validly existing and in good standing under the laws of the state of Nevada, and has all requisite power and authority to enter into, deliver and consummate the transactions contemplated by this Agreement.

     5.2.  AUTHORIZATION.  Purchaser  has  the  requisite  corporate  power  and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Board of Directors of Purchaser has duly and validly approved the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. No other corporate proceedings on the part of Purchaser are necessary to approve this Agreement or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes the valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws in effect relating to creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any procedure may be brought (whether at law or in equity).








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     5.3. NO VIOLATION;  CONSENTS.  The execution,  delivery and  performance of this Agreement will not (with or without notice or passage of time or both) (i) violate any law, judgment, order, writ, injunction, decree, statute, rule or regulation of any court, administrative agency, bureau, board, commission, office, authority, department or other governmental entity applicable to Purchaser, or (ii) violate or conflict with any of the provisions of the Articles of Incorporation or By-Laws of Purchaser, nor will contravene, conflict with or result in a violation of any resolution adopted by Purchaser, or the board of directors or any committee of the board of directors of Purchaser or
(iii) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default or breach) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or increase the amount payable by Purchaser under any contract or permit. No Consent of any Governmental authority or any other person is necessary in connection with the execution and delivery by Purchaser of this Agreement.

     5.4. COMMISSIONS AND FEES. Purchaser has not retained, and does not owe any fees to, any finder, broker, agent, financial advisor or other intermediary in connection with the transactions contemplated by this Agreement.

     5.5. PURCHASER PREFERRED STOCK. The Preferred Stock has been duly and validly authorized and when issued will be fully paid and non assessable.


                                  VI. COVENANTS

     6.1. CLOSING EFFORTS; ADDITIONAL AGREEMENTS. Each of the parties will use its reasonable best efforts to take all action and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Closing any further action is necessary (a) to carry out the intents and purposes of this Agreement or (b) to vest Purchaser with full title to the Purchased Stock, free and clear of all Liens, the Stockholders shall take all such necessary actions.

     6.2. PUBLIC ANNOUNCEMENTS. Except as required by applicable law, securities rules or regulations, neither Purchaser nor any Stockholder shall make, issue or release any oral or written public announcement or statement concerning, or acknowledge the existence of, or reveal the terms, conditions and status of, the transactions contemplated by this Agreement, without the other party's prior written approval of, and concurrence in, the contents of such announcement, acknowledgement or statement.

     6.3. CONVERSION OF PREFERRED STOCK. Notwithstanding any rights or preferences of the Preferred Stock to the contrary, Purchaser and the Stockholders agree that, expect as expressly permitted in this Section 6.3 and by Exhibit G of this agreement, no Stockholder shall convert any Preferred Stock in to shares of common stock, $0.001 par value, of the Company (the "Common Stock"), and that any attempted conversion shall be null and void. Any time after the closing the Stockholder shall be entitled to direct







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conversion of 500 shares of Preferred Stock,  with each Stockholder that desires to participate in such conversion participating in proportion to its respective Overall Ownership Percentage. At any time after the ninety (90) day anniversary of the Closing Date, the Stockholders shall be entitled to direct the conversion of additional 500 shares of Preferred Stock, with each Stockholder that desires to participate in such conversion participating in proportion to its respective Overall Ownership Percentage. At any time after the hundred and eighty (180) day anniversary of the Closing Date, the Stockholders shall be entitled to direct the conversion of an additional 500 shares of Preferred Stock, with each Stockholder that desires to participate in such conversion participating in proportion to its respective Overall Ownership Percentage. At any time after the two hundred and seventy (270) day or nine- month anniversary of the Closing
Date, the Stockholders shall be entitled to direct the conversion of an additional 500 shares of Preferred Stock, with each Stockholder that desires to participate in such conversion participating in proportion to its respective. At any time after the one-year anniversary of the Closing Date, any Stockholder has the right to convert any of its remaining and due Preferred Stock per Section 1.3, subject only to the conversion terms as set forth in the Certificate of Designation as filed with the State of Nevada. Notwithstanding anything to the contrary in this Section 6.3, no Stockholder shall be entitled to convert any Preferred Stock if the effect of such conversion would result in such Stockholder owning more than 4.9% of the issued and outstanding Common Stock of Purchaser.

     6.4. RESTRICTIONS ON TRANSFER. Each Stockholder hereby covenants and agrees with Purchaser that the Preferred Stock is not transferable.

     6.5. GUARANTY OF NETSCO DEBT. The Stockholders and Purchaser acknowledge the long and short term debt (liabilities) of NETSCO prior to Closing listed in the provided NETSCO Income Statement (including principal and interest accrued thereon to date) owed to certain financial institutions such as RBC Centura Bank, Bank of America and real state firms such as High Wood which are all listed the most current in balance sheet of NETSCO (defined in Exhibit F of this agreement). Purchaser agrees to assume all these liabilities. Purchaser also agrees to use all reasonable efforts for obtaining to release of any personal liabilities of Tolga Erkmen for the dept owed by Netsco.

     6.6. COMMITMENT TO PROVIDE FINANCING. Purchaser agrees to provide NETSCO with U.S. $500,000 (Five Hundred Thousand Dollars) in working capital to finance NETSCO operations and certain NETSCO identified projects that are expected by Purchaser and DCI as revenue generating projects (attached hereto as Exhibit F). Any financing amounts to be provided to NETSCO may be provided through other operating affiliates or subsidiaries (such as DCI) of the Purchaser. Such funding will be distributed at a minimum of forty-one thousand ($41K) per month for twelve months. If Purchaser fails to meet its obligation for working capital funding as outlined above, NETSCO has the right to execute termination of this agreement per the terms outlined in Exhibit C.

     6.7. NON-COMPETITION. In consideration of Purchaser's consummation of the transactions contemplated by this Agreement, and as a material inducement to Purchaser to enter into this Agreement, each Stockholder covenants and agrees as follows:








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




          (a) For one year after Closing, no Stockholder will at any time, in any capacity, directly or indirectly, own an equity interest, directly or indirectly, in a Competing Organization. "Competing Organization" will include any Person, organization, business or other enterprise (i) located or doing business anywhere in the world (the "Geographic Area"), and (ii) then engaged in or about to become engaged in, a business identical to or similar to the business of IPVOICE or NETSCO.

          (b) During the period beginning on the Closing Date and ending on the third anniversary of the Closing Date, no Stockholder will at any time in any capacity, directly or indirectly, (i) induce or attempt to induce any employee (ii) induce or attempt to induce any supplier, licensee, licensor, franchisee, or other business relation of either Purchaser or any of its affiliates to cease doing business with them or in any way interfere with the relationship between either Purchaser or any of its affiliates and any of their respective customers or business relations, or (iii) solicit the business of any then existing customer of Purchaser or any of its affiliates.

          (c) If, at the time of enforcement of any of the provisions of this section, a court of competent jurisdiction holds that the restrictions stated in this section are unreasonable under the circumstances then existing or are otherwise illegal, invalid or unenforceable in any respect by reason of its duration, definition of Geographic Area or scope of activity, or any other reason, the parties agree that the maximum period, scope or geographical area reasonable or otherwise enforceable under such circumstances will be substituted for the stated period, scope or area.

          (d) Without limiting any of Purchaser's rights under this Agreement, the parties hereto acknowledge that Purchaser will be entitled to enforce its rights under this Section 6.9 specifically, to recover damages and costs (including reasonable attorneys' fees) caused by any breach of any provisions of this section and to exercise all other rights existing in its favor. The parties acknowledge and agree that the breach of any term or provision of this section by any Stockholder will materially and irreparably harm Purchaser, that money damages will accordingly not be an adequate remedy for any breach of the provisions of this section by any Stockholder and that Purchaser in its sole discretion and in addition to any other remedies it may have at law or in equity may apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this section.

     6.8. PROHIBITION ON DIVIDENDS. For so long as any Stockholder holds any Preferred Stock (which Preferred Stock has not be converted into Common Stock), NETSCO will not, and Purchaser will cause NETSCO not to, issue any new shares of its capital stock or declare or pay any dividends or other distribution on any shares of its capital stock.

     6.9. EMPLOYMENT. Purchaser and NETSCO agree that they will use their commercially reasonable efforts not to terminate the existing senior management of NETSCO for a period of three years following the Closing Date, and to maintain for such







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




senior management those benefits and equity participation opportunities generally afforded to other similarly situated employees in Purchaser's organization, as such benefits and equity plans are in effect from time to time, and amended or terminated in Purchaser's sole discretion. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit Purchaser from terminating any employee or member of senior management for cause, in the reasonable discretion of Purchaser. "Cause" for this purpose is defined as willful misconduct, fraud, or other illegal conduct which damages NETSCO.

     6.11. COMMITMENT TO PROVIDE KEY MAN LIFE INSURANCE. Purchaser and Stockholder agrees to provide a minimum of $1,000,000 (One Million Dollars) term life insurance to their key man qualified personnel as part of their benefit package. Each key man qualified personnel will obtain their own term Life Insurance policy of minimum 10 years term under their own name to be fully paid by the Purchaser. However as long as this Life Insurance premiums are fully paid by the Purchaser or its designee than the Purchaser and/or its designee will be put on the policy as the full beneficiary.


                              VII. INDEMNIFICATION

     7.1.   INDEMNIFICATION  BY  THE  STOCKHOLDERS.   The  Stockholders   shall,
severally, indemnify and hold harmless the Purchaser, its successors and assigns, and their respective officers, directors, agents, employees and representatives (the "Purchaser Indemnities"), from and against, and will pay them the amount of, any and all losses, costs, claims, liabilities, damages (including incidental and consequential damages), penalties and expenses (including reasonable attorneys' and auditors' fees and the reasonable costs of investigation and defense) (collectively, "Losses"), incurred or suffered by the Purchaser relating to or arising out of or in connection with any of the following: (i) any breach or inaccuracy as of the date hereof in any representation or warranty made by the Stockholders in Article III of this Agreement or any closing document required to be delivered by the Stockholders under this Agreement or (ii) any breach or nonfulfillment by the Stockholders of any of their covenants, or agreements or other obligations in this Agreement or any closing document required to be delivered by the Stockholders under this Agreement.

     7.2. INDEMNIFICATION BY THE PURCHASER. Purchaser shall severally, indemnify and hold harmless the Stockholders of NETSCO, their successors and assigns, and their respective officers, directors, agents, employees and representatives (the "Stockholder Indemnities"), from and against, and will pay them the amount of, any and all Losses incurred or suffered by the Stockholder Indemnities relating to or arising out of or in connection with any of the following: (i) any breach or inaccuracy as of the date hereof in any representation or warranty made by Purchaser in Article V of this Agreement or any closing document required to be delivered by Purchaser under this Agreement or (ii) any breach or no fulfillment by the Purchaser of any of its covenants, or agreements or other obligations in this Agreement or any closing document required to be delivered by the Purchaser under this Agreement.

     7.3.  CLAIMS.   Notwithstanding   anything  to  the  contrary  herein,  the
indemnities contained in this Article VII shall (i) expire twelve (12) months following the Closing; provided,








IPVOICE-NETSCO                       Page 14 of 18                     6/10/2004


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that if at the stated expiration of any  indemnification  obligation there shall then be pending any indemnification claim, such claimant shall continue to have the right to such indemnification with respect to such claim notwithstanding such expiration, and (ii) not exceed the consideration received by the Indemnifying Party (as defined below) in the transactions which are the subject of this Agreement. If a claim for indemnification is to be made by a party entitled to indemnification under this Agreement (the "Indemnified Party"), the Indemnified Party shall promptly give notice to the party obligated to provide indemnification under this Agreement (the "Indemnifying Party") of such claim, including the amount the Indemnified Party will be entitled to receive hereunder from the Indemnifying Party; provided, however, that the failure of the Indemnified Party to promptly give notice shall not relieve the Indemnifying Party of its obligations under this Article VII. If the Indemnifying Party does not object in writing to such claim within 20 days after receiving notice thereof, the Indemnified Party shall be entitled to recover, on the 21st day after such notice was given, from the Indemnifying Party the amount of such claim, and no later objection by the Indemnifying Party shall be permitted or effective. If the Indemnifying Party agrees that it has an indemnification obligation under this Article VII with respect to such claim, but timely objects as to the amount of such claim, the Indemnified Party shall nevertheless be entitled to recover, on the 21st day after such notice was given, from the Indemnifying Party the undisputed lesser or liquidated amount of such claim, without prejudice to the Indemnified Party's claim for the difference. After Closing, Purchaser agrees to maintain NETSCO's current liability insurance for a period of twenty-four (24) months to include the current policy's coverage for Tolga Erkmen.

     7.4.  FAILURE  OF  INDEMNIFYING  PERSON  TO  ACT.  In the  event  that  the
Indemnifying Party does not assume the defense of any claim, suit, action or proceeding covered by indemnification under this Article VII, then any failure of the Indemnified Party to defend or to participate in the defense of any such claim, suit, action or proceeding or to cause the same to be done, shall not relieve the Indemnifying Party of its obligations under this Article VII.

     7.5. SURVIVAL. All representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing and shall be deemed to have been relied upon and shall not be affected in any respect by the Closing, any investigation conducted by any party or by any information which any party may receive Notwithstanding the foregoing sentence, the representations and warranties contained in this Agreement shall terminate on the second anniversary of the Closing (the "Survival Period"); provided, however, that such liability shall not terminate (but shall survive until resolved among the parties) with respect to any claim, whether or not fixed as to liability or liquidated as to amount, with respect to which the Indemnified Party has given notice to the Indemnifying Party on or prior to the expiration date of the Survival Period.










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



                               VIII. MISCELLANEOUS

     8.1. COUNTERPARTS; FACSIMILE. This Agreement may be executed in counterparts, each of which shall be considered an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile transmission, and a facsimile of this Agreement or of a signature of a party thereto shall be effective as an original.

     8.2. GOVERNING LAW. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the laws of the State of Delaware, without reference to its internal choice of law provisions.

     8.3. SEVERABILITY. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

     8.4. SUCCESSORS AND ASSIGNS. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     8.5. Headings. The descriptive headings of this Agreement are inserted for convenience of reference only and do not constitute a part of and shall not be utilized in interpreting this Agreement.











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     8.6.  SPECIFIC  PERFORMANCE.  The parties  hereto shall have all rights and remedies set forth in this Agreement and all rights and remedies available under any applicable law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may, in its sole discretion, apply to any court of law or equity of competent jurisdiction for specific performance or injunctive relief (without posting bond or other security) in order to enforce, or prevent any violations of, the provisions of this Agreement.

     8.7. ENTIRE AGREEMENT. This Agreement and the Schedules and Exhibits hereto constitute and encompass the entire agreement and understanding of the parties hereto with regard to the transactions to be effected hereby.

     8.8. AMENDMENTS; WAIVERS. This Agreement shall not be altered, amended or supplemented except by a writing signed by Purchaser and Stockholders' Representative. Any failure of any of the parties hereto to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, provided that any such waiver of any term, covenant, agreement or condition contained in this Agreement shall not be deemed a waiver of any other term, covenant, agreement or condition, and any waiver of any default in any such term, covenant, agreement or condition shall not be deemed a waiver of any later default thereof or of any other term, covenant, agreement or condition.

     8.9. CURRENCY. All dollar ($) amounts in this Agreement shall be deemed to be United States Dollars.

     8.10. NOTICES. Any notices required or permitted to be sent hereunder shall be in writing and shall be delivered personally or sent by facsimile transmission, electronic mail or delivered by overnight courier service to the following addresses, or such other address as any party hereto designates by written notice to the other party, and shall be deemed to have been given upon delivery, if delivered personally, upon the transmission thereof if sent by facsimile (with telephonic confirmation) or by electronic mail (with delivery notification) provided that receipt of transmission occurs during normal business hours, or one business day after delivery to the courier, if delivered by overnight courier service provided the deadline for overnight deliveries for such courier service has been met:








IPVOICE-NETSCO                       Page 17 of 18                     6/10/2004

If to Purchaser:                            With a copy to:

      IPVoice Communications, Inc.            Gardner Carton & Douglas LLP
      c/o Vergetech Incorporated              191 North Wacker Drive, Suite 3700
      4860 Montfort Drive                     Chicago, IL 60606
      Suite 210                               Attention: David Matteson
      Dallas, TX 75254                        Fax No.:  (312) 569-3145
      Fax No.  972-386-8165                   Telephone No.:  (312) 569-1145
      Telephone No.:  972-386-3372 (x209)
      Attention:  Philip Verges



If to the Stockholders:                     With a copy to:

      NETSCO Inc.                             INNOVA Inc.
      PO Box 14465                            130 Westpark Road
      Research Triangle Park                  Centerville, Ohio 45459
      North Carolina 27709                    Attention: Cem Gokay
      Attention: Tolga Erkmen                 Fax No.: (937) 436-2355
      Fax No.:  (919) 319-6838                Telephone No.: (937) 436-1064
      Telephone No.:  (919) 949-1410







                            [Signature page follows]









IPVOICE-NETSCO                       Page 18 of 18                     6/10/2004

     IN WITNESS WHEREOF, the parties have executed this Purchase Agreement as of the date and year first above written.









IPVOICE COMMUNICATIONS, INC. "Purchaser"



By:   Philip M. Verges                  Signature: /s/Philip M. Verges
-----------------------                 ------------------------------








NETSCO INC. "Stockholder"



By: Tolga Erkman                        Signature: /s/Tolga Erkman
-----------------------                 ------------------------------













IPVOICE-NETSCO                       Signature Page                    6/10/2004